上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/05

20th December 2005

By Courier

Securities and Exchange Commission
Office of International Corporate [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 19th December 2005 regarding the change of directors and appointment of chief executive officer pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Courier)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

South China Morning Post
Publication Date : 20th December 2005

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

CHANGE OF DIRECTORS AND APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board of Directors ("the Board") of Shanghai Industrial Holdings Limited ("the Company") announces that, to cope with the business development of the Company and to comply with the national policy of personnel rotation, on 19th December 2005, Mr. Cai Yu Tian was appointed Executive Director, Vice Chairman and Chief Executive Officer of the Company. While not holding the position of Chief Executive Officer, Mr. Lu Ming Fang will remain as an Executive Director of the Company. On the same day, Mr. Lu Da Yong and Mr. Lu Shen resigned as Executive Directors of the Company. Mr. Lu Da Yong and Mr. Lu Shen have confirmed that there are no other matters relating to their resignation as Executive Directors of the Company that need to be brought to the attention of the Company's shareholders.

Mr. Cai Yu Tian, aged 56, is the Executive Director and President of the Company's controlling shareholder, Shanghai Industrial Investment (Holdings) Company Limited. He obtained a master's degree from East China Normal University majored in world economics, and is designated a research fellow. During the period from September 1987 to November 2005, Mr. Cai was the Deputy Director, the Director of the Shanghai Municipal Housing and Real Estate Administration Bureau, the Director of the Shanghai Municipal Housing, Real Estate and Land Administration Bureau and the Director of the Shanghai Municipal Housing, Land and Resources Administration Bureau. Mr. Cai has more than 20 years' experience in real estate, economic and administrative management.

As at the date of this announcement, Mr. Cai has no share interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Cai has a service agreement with the Company commencing 19th December 2005, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,720,205 annually commencing 1st January 2006. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities. Save as disclosed above, Mr. Cai did not hold any directorships in any listed public companies or holding any positions in the Group in the last three years, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

The Board confirmed that there are no other matters that need to be brought to the attention of the Company's shareholders in relation to the appointment of Executive Director.

The Company would like to express its gratitude to Mr. Lu Ming Fang, Mr. Lu Da Yong and Mr. Lu Shen for their contribution to the Group and welcome Mr. Cai for joining the Board.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th December 2005

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis